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April 21, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Nicholas P. Panos, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Griffin Land and Nurseries, Inc.
Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed April 11, 2014 by GAMCO Asset Management, Inc., et al.
File No. 001-12879

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 17, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with GAMCO Asset Management, Inc. and the other participants in the solicitation (collectively “GAMCO”), and we provide the following responses on GAMCO’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials..., page 2

1.
We noticed that the proxy statement and the proxy card may be available at a dedicated website. Please confirm that the participants are not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f), or advise.

GAMCO acknowledges the Staff’s comment and confirms that GAMCO is not relying upon Rule 14a-16 to engage in the electronic distribution of the Proxy Statement as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f).

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 21, 2014

Proposal 1: Election of Directors..., page 7

2.
We noticed the statement that, “[o]ther than as stated herein, [ ] there are no arrangements or understandings between GAMCO or any of its affiliates [ ] and any of the Nominees ...” Advise us, with a view toward revised disclosure, whether or not any arrangement or understanding exists regarding indemnification or otherwise. Refer to Item 7 of Schedule 14A and Item 401(b) of Regulation S-K.

GAMCO acknowledges the Staff’s comment and confirms that no arrangements or understandings exist regarding indemnification or otherwise between GAMCO or any of its affiliates and any of the Nominees. The only arrangement or understanding between GAMCO or any of its affiliates and any of the Nominees is the consent by each of the Nominees to be named in the Proxy Statement and to serve as a director of the Company if elected as such at the 2014 Annual Meeting.

3.
Disclosure has been made regarding the participants’ reservation of a right to vote for substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are already aware that the introduction of any substitute nominees would be inconsistent with the registrant’s bylaws. To the extent no nominee could be lawfully introduced at this stage of the solicitation, please revise to remove any implication that the potential exists for the proxy holders to vote for substitute nominees or advise.

GAMCO acknowledges the Staff’s comment and on a supplemental basis advises the Staff that GAMCO does not believe that the introduction of any substitute nominees at this stage of the solicitation would necessarily be inconsistent with the Company’s Bylaws.  The Company’s Bylaws do not contain an advance notice provision that sets a deadline by which a shareholder must notify the Company of its intention to nominate individuals for election at the Annual Meeting.  As such, GAMCO believes that if it were to introduce a substitute nominee at this stage of the solicitation (which GAMCO does not currently intend to do) then such a substitution could be lawfully made consistent with the Company’s Bylaws.  Please see the Company’s Bylaws, which are filed as Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 10, 2013.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Aneliya Crawford

Aneliya Crawford

CC: Steve Wolosky, Olshan Frome Wolosky LLP

April 21, 2014

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on April 11, 2014, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

GAMCO ASSET MANAGEMENT INC.

By:	/s/ David Goldman
	Name:	David Goldman
	Title:	General Counsel

/s/ Mario J. Gabelli
MARIO J. GABELLI

/s/ Christopher P. Haley
CHRISTOPHER P. HALEY

/s/ Walter M. Schenker
WALTER M. SCHENKER